UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 333-265455

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Acquisition of Terminix Completion dated 12 October 2022

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

12 October 2022

RENTOKIL INITIAL PLC

Acquisition of Terminix Completion

Rentokil Initial plc ("Rentokil Initial" or the "Company") today completed the acquisition of Terminix Global Holdings, Inc. ("Terminix") (the "Transaction"). Completion of the Transaction marks the combination of two leading pest control businesses with a long cultural heritage, outstanding talent and strong focus on people, customers, delivering products and services responsibly, and benefiting society and the environment by acting in a responsible manner.

As a result of completion of the Transaction, the Company is now the leading global pest control company, with approximately 4.9 million customers and 57,700 employees globally.

Andy Ransom, CEO of Rentokil Initial, commented:

"I am delighted to confirm completion of the Terminix transaction and would like to extend a warm welcome to our new colleagues, customers and shareholders joining the Rentokil Initial family. This marks an important milestone in Rentokil Initial's history with the combination adding valuable scale, capabilities and talent as well as the wonderful Terminix brand. Following an intense period of successful preparatory work to position the businesses for effective integration, we are now focused on delivering the deal's significant benefits. Rentokil Initial is well positioned for long-term sustainable and profitable growth as the new global leader in Pest Control and Hygiene & Wellbeing."

Richard Solomons, Rentokil Initial Chairman, said:

"This combination establishes our position as the leading Pest Control business in North America, the world's largest Pest Control market. We would like to thank the Board of Terminix and all shareholders for their engagement in this process and we look forward to delivering the transaction's clear strategic and financial benefits. I would also like to welcome all our new colleagues and thank everyone for their continued hard work and focus on our customers.

"I'm also delighted to welcome David Frear to the Board, who joins us today. This is a particularly notable appointment as he has been a Director of Terminix since January 2021, and brings considerable experience as a US-based CFO and as a board member of leading North American businesses."

Brett Ponton, CEO of Terminix, said:

"We are very excited to be joining a company of Rentokil Initial's pedigree and to see the Terminix business we've built over 95 years embark on its next stage of development. The cultural similarities between the two organisations are clear - focusing on colleagues with outstanding training and high levels of engagement, who in turn deliver an exceptional standard of service for our customers. Our aim is to create a world class organisation in North America with best of breed technologies, systems and operations, driven forward by the hugely talented people of both organisations. The Terminix team appreciates the trust placed in us by Rentokil Initial and is ready to become part of its growth story."

Financial considerations

The aggregate merger consideration Terminix stockholders are entitled to is approximately $1.34 billion in cash and 129,141,384 new Rentokil Initial American Depositary Shares (ADSs), representing 645,706,920 new Rentokil Initial ordinary shares which have been issued to The Bank of New York Mellon in its capacity as depositary to the Company (the "Depositary").

Under the terms of the Transaction, each Terminix stockholder entitled to consideration was able to elect, prior to 5:00 p.m. (Eastern Time) on 6 October 2022, to receive either cash consideration or stock consideration for each share of Terminix common stock they hold, subject to automatic adjustment and proration mechanisms.

Holders of 38,693,211 shares of Terminix common stock made an election to receive the cash consideration, and holders of 82,919,979 shares of Terminix common stock either (i) made an election to receive the stock consideration or (ii) did not make a valid election by the election deadline and therefore were deemed to have made an election to receive the stock consideration.

As a result, Terminix stockholders who elected to receive cash consideration will receive $34.57 in cash and 0.1447 Rentokil Initial ADSs for each share of Terminix common stock they hold, and Terminix stockholders who elected to receive stock consideration will receive 1.4899 Rentokil Initial ADSs for each share of Terminix common stock they hold.

Admission of the new Rentokil Initial ordinary shares issued to the Depositary to listing on the premium listing segment of the Official List of the Financial Conduct Authority (the "FCA") and to the trading on the London Stock Exchange's main market for listed securities has been approved and will be effective at 8.00 a.m. (UK Time) on 13 October 2022.

Admission of the Rentokil Initial ADSs to listing and trading on the New York Stock Exchange under the ticker symbol "RTO" has been approved and will be effective at 9:30 a.m. (Eastern Time) on 12 October 2022.

As a result of completion of the Transaction, the Company's issued share capital consists of 2,509,539,885 ordinary shares of one pence each, carrying one vote each. No shares are held in Treasury. Therefore, the total voting rights of the Company is 2,509,539,885. The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

The consolidation of Terminix has started with effect from completion of the Transaction and the first consolidated financial reporting will be the Company's preliminary results for 2022, including the results of Terminix operations from 12 October 2022.

Board appointment

Rentokil Initial announces the appointment of David Frear to the Company's Board of Directors as a Non-Executive Director with immediate effect. David will also become a member of the Company's Remuneration and Nomination Committees.

David has been a Non-Executive Director of Terminix since January 2021.  Previously, David served as CFO of subscription-based, satellite radio provider Sirius XM from 2003 until 2020. He is also a member of the board of directors of The NASDAQ Stock Market LLC, NASDAQ PHLX LLC, NASDAQ BX, Inc., Nasdaq ISE, LLC, Nasdaq GEMX, LLC and Nasdaq MRX, LLC, subsidiaries of Nasdaq, Inc., a leading provider of trading, clearing, exchange technology, listing, information and public company services. He previously served on the boards of Sirius XM Canada Holdings Inc., Savvis Communications and Pandora Media Inc.

There are no further details to be disclosed relating to David Frear under Section 9.6.13 of the Listing Rules.

Enquiries

Company Secretary:	Catherine Stead	Rentokil Initial plc	+44 (0)1294 858000
Media:	Malcolm Padley	Rentokil Initial plc	+44 (0)7788 978199
Investors / Analysts:	Peter Russell	Rentokil Initial plc	+44 (0)7795 166506

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Forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among other things: the risks set out in Part I (Risk Factors) of the combined shareholder circular and prospectus published by the Company on 7 September 2022 (the "Combined Document"), the Combined Group (as defined in the Combined Document) is unable to achieve the synergies and value creation contemplated by the Transaction; the Company is unable to promptly and effectively integrate Terminix's businesses; management's time and attention is diverted on Transaction-related issues; disruption from the Transaction makes it more difficult to maintain business, contractual and operational relationships; the Combined Group's credit ratings decline following completion of the Transaction; legal proceedings are instituted against the Combined Group; the Combined Group is unable to retain or hire key personnel; completion of the Transaction has a negative effect on the market price of the Company's shares or on the Combined Group's operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the COVID-19 pandemic), the ongoing war in Ukraine and the subsequent institution and extension of sanctions against various Russian organisations, companies and individuals, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent US or UK administration; the ability of the Combined Group to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, "shelter in place," "stay at home," workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the Transaction will harm the Combined Group's business, including current plans and operations; certain restrictions following completion of the Transaction that may impact the Combined Group's ability to pursue certain business opportunities or strategic transactions; and the Combined Group's ability to meet expectations regarding the accounting and tax treatments of the Transaction. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.

Neither the Combined Group nor any of its associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules, the Disclosure Guidance and Transparency Rules and the Prospectus Regulation Rules of the FCA and the Market Abuse Regulation), the Company is under no obligation, and expressly disclaims any intention or obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 October 2022	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary